Exhibit 12.1

Rice Energy Inc.

Computation of Ratio of Earnings to Fixed Charges

The table below sets forth the ratio of earnings to fixed charges for our predecessor for the periods indicated:

	For the Year Ended December 31,					Nine Months Ended September 30, 2015
	2010	2011	2012	2013	2014
Pre-tax income (loss) from continuing operations	$(3,739)	$(1,084)	$(15,861)	$2,884	$310,635	$24,589
(Income) loss from equity investees	1,088	(370)	(1,532)	(19,420)	2,656	—
Distributed income of equity investees	—	—	—	159	—	—
Fixed charges	1,229	8,611	18,932	32,439	53,693	67,501
Interest capitalized	(1,213)	(5,405)	(7,838)	(8,250)	(905)	(219)

Total adjusted earnings available for payment of fixed charges	$(2,635)	$1,752	$(6,299)	$7,812	$366,079	$91,871

Fixed charges:
Interest expense, including amortization of discounts	$—	$531	$3,859	$18,795	$50,191	$63,437
Interest capitalized	1,213	5,405	7,838	8,250	905	219
Estimated interest on rental expense	—	—	—	—	102	123
Deferred financing amortization	16	2,675	7,235	5,394	2,495	3,722

Total fixed charges	$1,229	$8,611	$18,932	$32,439	$53,693	$67,501

Ratio of earnings to fixed charges (1) (2)	(2.14)	0.20	(0.33)	0.24	6.82	1.36

(1)	Due to the predecessor’s loss for the period, the ratio coverage was less than 1:1. The predecessor would have needed to generate additional earnings of $24.6 million, $25.2 million, $6.9 million and $3.9 million to achieve coverage of 1:1 for the years ended December 31, 2013, 2012, 2011 and 2010, respectively.
(2)	The predecessor had no preferred stock outstanding for any period presented, and accordingly, the ratio of earnings to combined fixed charges and preferred stock dividends is the same as the ratio of earnings to fixed charges.